Item 77D - Cash Management Fund, Cash
Reserves Fund Institutional, and
Deutsche Money Market Series
(each a series of DWS Money
Market Trust)

Effective on or about May 2, 2016, Cash
Management Fund, Cash Reserves Fund
Institutional, and Deutsche Money Market Series
(each a "Fund") will operate as a government
money market fund under the amendments to Rule
2a-7 under the Investment Company Act of 1940,
as amended, that were adopted in July 2014 with
final compliance dates ranging between July 2015
and October 2016. As currently structured, on the
final compliance date for the Rule 2a-7
amendments, each Fund would be required to
implement a floating net asset value and would be
allowed, and in certain situations, required, to
implement liquidity fees and/or redemption gates.
As a government money market fund, each Fund
will continue to seek to maintain a stable $1.00 net
asset value (although each Fund will seek to
maintain a $1.00 net asset value, there is no
guarantee that it will be able to do so and if the net
asset value falls below $1.00, you would lose
money) and each Fund will not be required to
implement liquidity fees and/or redemption gates.
As a government money market fund, each Fund
will invest at least 99.5% of the Fund's total assets
in cash, US government securities, and/or
repurchase agreements that are collateralized by
these same securities.
In order for each Fund to operate as a
government money market fund, shareholders
approved revisions to each Fund's fundamental
investment policy relating to concentration (the
"Concentration Policy") such that each Fund
would no longer be required to invest more
than 25% of its total assets in obligations of
banks and other financial institutions. If not
revised, the current Concentration Policy
would have precluded each Fund from
operating as a government money market fund.
Each Fund is a "feeder" fund that pursues its
investment objective by investing substantially
all of its assets in a "master portfolio," the
Cash Management Portfolio (the "Portfolio"),
under a master-feeder structure. The Portfolio
invests directly in securities and other
instruments and each Fund has the same
investment objective and policies as the
Portfolio. Effective on or about May 2, 2016,
the Portfolio will also operate as a government
money market fund.
In addition to the revised Concentration Policy,
the following changes to each Fund for it to
operate as a government money market fund will
also take effect on May 2, 2016:
(i)	A revised investment objective, as follows:
"The fund seeks maximum current income to
the extent consistent with stability of
principal."
(ii)	The adoption of a principal investment
strategy to invest at least 99.5% of a Fund's total assets in cash, US government securities, and/or repurchase agreements that are collateralized by these same securities.

(iii)	Name changes as follows:

Current Name
New Name
DWS Money Market Trust:
Deutsche Money Market Trust:
Cash Management Fund
Deutsche Government Cash Management Fund
Cash Reserves Fund Institutional
Deutsche Government Cash Reserves Fund
Deutsche Money Market Series
Deutsche Government Money Market Series


(iv)	The adoption of a principal investment
strategy to invest at least 80% of net
assets, plus the amount of any borrowings for investment purposes, in US government securities and/or repurchase agreements that are collateralized by US government securities.

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